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                                                                    Exhibit 12




                      Ford Motor Company and Subsidiaries

CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
- - ----------------------------------------------------------------------------------------
                                 (in millions)

                                                 First
                                                Quarter                     For the Years Ended December 31
                                                            ----------------------------------------------------------
                                                  1994        1993         1992        1991         1990        1989
                                                -------     --------     --------    --------     --------    --------
Earnings
  Income/(loss) before income taxes
   and cumulative effects of changes
   in accounting principles                     $ 1,766     $ 4,003      $  (127)    $(2,587)     $ 1,495     $ 6,030
  Equity in net (income)/loss of
   affiliates plus dividends from
   affiliates                                         9         (98)          26          69          171        (137)
  Adjusted fixed charges a/                       1,874       7,648        8,113       9,360        9,690       9,032
                                                -------     -------      -------     -------      -------     -------
    Earnings                                    $ 3,649     $11,553      $ 8,012     $ 6,842      $11,356     $14,925
                                                =======     =======      =======     =======      =======     =======

Combined Fixed Charges and
 Preferred Stock Dividends
- - --------------------------
  Interest expense b/                           $ 1,784     $ 7,351      $ 7,987     $ 9,326      $ 9,647     $ 8,624
  Interest portion of rental expense c/              67         266          185         124          105         103
  Preferred stock dividend requirements
   of majority-owned subsidiaries d/                 42         115           77          56           83          16
                                                -------     -------      -------     -------      -------     -------
    Fixed charges                                 1,893       7,732        8,249       9,506        9,835       8,743

Ford preferred stock dividend
 requirements e/                                    140         442          317          26            0           0
                                                -------     -------      -------     -------      -------     -------
  Total combined fixed charges
   and preferred stock dividends                $ 2,033     $ 8,174      $ 8,566     $ 9,532      $ 9,835     $ 8,743
                                                =======     =======      =======     =======      =======     =======

Ratios
  Ratio of earnings to fixed charges                1.9         1.5          f/          g/           1.2         1.7

  Ratio of earnings to combined fixed
   charges and preferred stock dividends            1.8         1.4          h/          i/           1.2         1.7








- - - - - - -
a/ Fixed charges, as shown below, have been adjusted to exclude the amount of interest capitalized during the period and preferred stock dividend requirements of majority-owned subsidiaries.
b/ Includes interest, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness.
c/ One-third of all rental expense is deemed to be interest.
d/ Preferred stock dividend requirements of Ford Holdings, Inc., have been increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates for all periods except 1992. The U.S. statutory rate of 34% was used for 1992.
e/ Preferred stock dividend requirements of Ford Motor Company, have been increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates for all periods except 1992. The U.S. statutory rate of 34% was used for 1992.
f/ Earnings were inadequate to cover fixed charges by $237 million.
g/ Earnings were inadequate to cover fixed charges by $2,664 million.
h/ Earnings were inadequate to cover combined fixed charges and preferred stock dividends by $554 million.
i/ Earnings were inadequate to cover combined fixed charges and preferred stock dividends by $2,690 million.
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